

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139



18 July 2003

FILE NO. 82-3

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith
Assistant Company Secretary

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109
www.rexam.com

REGISTERED IN ENGLAND NUMBER 191285

REXAM PRESS RELEASE

Rexam appoints new non executive director

Rexam PLC, the global consumer packaging company, is pleased to announce the appointment of **Carl G Symon** as a non executive director.

Carl, who is 57 and a dual US and British national, is a former Chairman and Chief Executive Officer of IBM UK. He held a wide range of executive positions in IBM Corp in Canada, USA, Latin America and Asia during a 32 year international career.

He is currently Managing Director Global Business Development and Alliances at DiamondCluster International Inc., a management consultancy firm. He is vice chairman of Cross Atlantic Capital Partners and a non executive director of BT Group plc and Rolls-Royce Group plc.

18 July 2003

Enquiries
Rolf Börjesson, Chief Executive 020 7227 4100
Graham Chipchase, Finance Director
Per Erlandsson, Director Corporate Communications

Financial Dynamics
David Yates 020 7269 7156

Rexam is one of the world's top five consumer packaging groups. It is a leading global beverage can maker and the No 1 can maker in Europe. Its global operations focus on beverage packaging in metal, glass and plastic, and plastic packaging solutions for the beauty, healthcare, and food industries around the world. The Rexam Group employs some 21,000 people in around 20 countries worldwide and has an ongoing turnover of approximately £3.0 billion. Rexam is a member of the FTSE 100. Its ordinary shares are listed with the UK Listing Authority and trade on the market for listed securities on the London Stock Exchange under the symbol REX. For further information, visit Rexam's website at www.rexam.com